UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42744

Aura Minerals Inc.
(Translation of registrant's name into English)

3390 Mary St,
Suite 116, Coconut Grove,
Florida, 33133, United States
+1 (305) 239 9332
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

EXPLANATORY NOTE

Aura Minerals Inc. is filing this Form 6-K/A to amend its previous Form 6-K dated November 5, 2026, solely to add the Report of Independent Registered Public Accounting Firm to Exhibit 99.2. All other portions of the exhibit and consolidated financial statements remain unchanged.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Aura Announces Q3 2026 and 9M 2026 Earnings Results
99.2	Consolidated Financial Statements for the three and nine-months periods ended September 30, 2026 and 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aura Minerals Inc.
(Registrant)

Date: November 5, 2026	/s/ João Kleber Cardoso
João Kleber Cardoso
Chief Financial Officer